UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

H. Eugene Lockhart

c/o: Bonds.com Group, Inc.

1500 Broadway, 31st Floor

New York, NY 10036

Copies to:

David Felman, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard, 37th Floor

Tampa, Florida 33602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [   ]

CUSIP No.: 098003106

1.

Name of reporting person:

H. Eugene Lockhart

2.

Check the appropriate box if a member of group

(a)

[  ]

(b)

[  ]

3.

SEC use only

4.

Source of Funds

OO

5.

Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6.

Citizenship or Place of Organization:

United States Citizen

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  0

8.

Shared voting power:  N/A

9.

Sole dispositive power:  0

10.

Shared dispositive power:  N/A

11.

Aggregate amount beneficially owned by each reporting person:

0

12.

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13.

Percent of class represented by amount in row (11):  0%

14.

Type of reporting person:

IN

Statement on Schedule 13D

This Amendment No. 3 to Statement on Schedule 13D (this “Amendment No. 3”) amends the Statement on Schedule 13D of H. Eugene Lockhart filed with the Securities and Exchange Commission on July 25, 2011 , as amended by the Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on June 7, 2012 and the Amendment No. 2 to Statement on Schedule 13D filed with the Securities and Exchange Commission on June 24, 2013 (as amended, the “Statement”).  Except as specifically amended by this Amendment No. 3, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.  This is the final amendment to this Statement, and an exit filing for the Reporting Person.

The following Items of the Statement are amended as follows:

Item 2

Identity and Background.

The third and fourth sentences of Item 2(c) of the Statement are hereby deleted.   Item 2(c) is supplemented by the addition of the following:

The Reporting Person resigned as a director of the Issuer on November 25, 2013, as reported by the Issuer in its Current Report on Form 8-K filed on December 2, 2013 (SEC File No. 000-51076).

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by the addition of the following information:

Pursuant to the Agreement and Plan of Merger dated as of March 5, 2014(the “Merger Agreement”), by and among the Issuer, MTS Markets International, Inc. (“MTS”), an affiliate of the London Stock Exchange Group, and MMI Newco Inc., a wholly-owned subsidiary of MTS (“Merger Sub”) and on the terms and conditions set forth therein, on May 8, 2014 (the “Closing Date”), Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of MTS (the “Merger”). The Reporting Person is not affiliated with MTS or Merger Sub.  As disclosed by the Issuer, the aggregate cash consideration is approximately $15 million according to the terms of the Merger Agreement and subject to certain adjustments described therein.

Upon consummation of the Merger and effective as of the Closing Date, all shares of Common Stock and preferred stock of the Issuer were automatically cancelled and ceased to exist, and each share of Common Stock and preferred stock of the Issuer that was outstanding immediately prior to the effective time of the Merger (other than shares (a) for which appraisal rights are properly exercised and not withdrawn under Delaware law and (b) owned by the Issuer, MTS or Merger Sub) were automatically converted into the right to receive allocations of the Merger Consideration (as defined in the Merger Agreement), if any, on the basis of the Amended and Restated Certificate of Incorporation of the Issuer, in each case without interest and subject to any required withholding taxes.  In addition, upon consummation of the Merger and effective as of the Closing Date, all options to purchase Common Stock were terminated and no longer exercisable for any shares of Common Stock or any other capital stock of the Issuer.  Because the amount of Merger Consideration is substantially less than the aggregate liquidation preference of the Series E-2 Convertible Preferred Stock, par value $0.0001 per share (the “Series E-2 Preferred Stock”) (and less than the aggregate invested capital by the holders of Series E-2 Preferred Stock), all Merger Consideration will be paid to the holders of Series E-2 Preferred Stock. In particular, the Reporting Person will not receive any consideration in the Merger in respect of his options exercisable for Common Stock.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement attached as Exhibit 99. 1 to this Statement and incorporated in its entirety herein by reference.

The Reporting Person no longer beneficially owns any shares of Common Stock.  This is the final amendment to this Statement and an exit filing for the Reporting Person.

Item 5.

Interest in Securities of the Issuer.

Items 5(a)-(e) of the Statement are hereby amended and restated in its entirety as follows:

(a)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Person no longer beneficially holds any securities of the Issuer.

(b)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Person no longer beneficially holds any securities of the Issuer.

(c)  The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days.

(d)  Not applicable.

(e)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Person no longer beneficially holds any securities of the Issuer.

Item 6.

Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The Amended and Restated Series E Stockholders Agreement terminated effective upon the consummation of the Merger.

Item 7.

Material To Be Filed As Exhibits

The following is a list of exhibits filed by the Reporting Person as part of this Statement.  Documents which are incorporated herein by reference to filings by parties other than the Reporting Person are identified as such.

EXHIBITS

Exhibit 99.1

Agreement and Plan of Merger, dated as of March 5, 2014, by and among Issuer, MTS Markets International, Inc., and MMI Newco Inc, incorporated herein by reference to Current Report on Form 8-K filed on March 7, 2014 by the Issuer as original Exhibit Number 2.1 (SEC File No. 000-51076)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2014

/s/ H. Eugene Lockhart

H. Eugene Lockhart